Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

February 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Larry Spirgel, Office Chief

Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 7, 2023

File No. 333-269419

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated February 8, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Prospectus Summary, page 4

1.	We note your revision in response to prior comment one. Please further revise to state, if true, “For the nine months ended September 30, 2022, we had generated $904,041 of revenue in aggregate from marketing service sales, product sales and content sales from certain Company subsidiaries.” Also state, if true, “To date, we have not generated revenue from the FANTOO platform....” Lastly, remove the references to “as of September 30, 2022” to avoid confusion in this disclosure.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has updated the relevant disclosure on page 4 of the Registration Statement in accordance with the Staff’s request.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

February 9,

2023

The Offering, page 15

2.	You disclose that all information in this prospectus assumes the issuance of shares of common stock from the exercise of all issued and outstanding warrants. Since the shares outstanding as of February 6, 2023 excludes 6,487,767 shares of common stock issuable upon exercise of warrants that have not been exercised as of that date, it is unclear what share issuance is assumed. Please explain and revise as necessary.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the number of shares of common stock outstanding in the prospectus excludes 6,487,767 shares of common stock issuable upon exercise of warrants that have not been exercised as of the date of the prospectus. The Company has removed the disclosure stating that information in the prospectus assumes the issuance of shares of common stock from the exercise of all issued and outstanding warrants to clarify as such.

Executive Compensation, page 104

3.	Please update your Securities Authorized for Issuance under Equity Compensation Plans table and your Outstanding Equity Awards at Fiscal Year-End disclosure through December 31, 2022.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has updated the Securities Authorized for Issuance under Equity Compensation Plans table and Outstanding Equity Awards at Fiscal Year-End disclosure through December 31, 2022.

Notes to Consolidated Financial Statements

Note 3 - Restatement, page F-18

4.	Please revise to incorporate here all of the information disclosed in Explanatory Note on page F-2. Further, revise to discuss the restatement adjustments related to the reclassification of costs from Operating cost and expenses to Cost of Revenue. Lastly, discuss the adjustments and impact for the nine months ended September 30, 2021.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that in the Original Filing as of September 30, 2022, and September 30, 2021, the Company considered a lien against Seoul Marina Co., Ltd. (“SMC”) as an “Investment” on its financial statements and did not amortize or record any rent expense on this lien. After further review, the Company determined that the lien should have been treated as a Right of Use Asset (“ROU”) under the guidelines of ASC 842 instead of as an “Investment” on its balance sheet. As a result, the Company recorded $194,997, and $72,923, in rent expense for the nine months ended September 30, 2022 and September 30, 2021, respectively (when the rent expense in the Original Filing was $-0- for both periods). Additionally during the nine months ended September 30, 2021, the Company recorded an impairment charge of $160,155 on its ROU assets. These adjustments increased the Company’s operating losses by $194,997 and $233,078 for the periods ended September 30, 2022 and 2021, respectively. Additionally, the Company made a reclassification entry during the nine months ended September 30, 2022 to reclass expenses from “operating expenses” to the “cost of revenue” in its financial statements. This reclassification had no impact on the Company’s profit and loss for the period ended September 30, 2022. The following items have been amended to reflect the restatements:

(a) Consolidated Financial Statements and Footnotes. The amended financial statements are reflected in Note 3 Restatement; and

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements

Note 3 - Restatement, page F-64

5.	Please revise to incorporate here all of the information disclosed in the Explanatory Note on page F-48, however, such information should address the impact of the restatement adjustments as of and for the year ended December 31, 2021.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that in the Original Filing as of December 31, 2021 the Company considered a lien against Seoul Marina Co., Ltd. (“SMC”) as an “Investment” on its financial statements and did not amortize or record any rent expense on this lien. After further review, the Company determined that the lien should have been treated as a Right of Use Asset (“ROU”) under the guidelines of ASC 842 instead of as an “Investment” on its balance sheet. As a result, the Company recorded $144,138 in rent expense for the year ended December 31, 2021 when rent expense in the Original Filing was $-0-. Additionally, during the year ended December 31, 2021, the Company recorded an impairment charge of $158,278 on its ROU asset. These adjustments increased the Company’s operating losses by $302,416 for year ended December 31, 2021. The following items have been amended to reflect the restatements:

(a) Consolidated Financial Statements and Footnotes. The amended financial statements are reflected in Note 3 Restatement; and

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

February 9,

2023

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang,
Chief Executive Officer

cc: Matthew Ogurick, Esq. of K&L Gates LLP